Via Facsimile and U.S. Mail
Mail Stop 6010


August 22, 2005


Dr. Ramesh C. Pandey
Chief Executive Officer,
Chairman of the Board,
Secretary and Treasurer
Xechem, Inc.
100 Jersey Avenue
Building B, Suite 310
New Brunswick, NJ 08901

Re:	Xechem, Inc.
	Form 10-KSB for Fiscal Year Ended December 31, 2004
	Filed on April 15, 2005
	Form 8-K filed on January 27, 2005

	File No. 000-23788

Dear Dr. Pandey:

      We have limited our review of your filings to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2004

Consolidated Financial Statements

Notes to Consolidated Financial Statements

(9) Investments in Unconsolidated Affiliates

(B) Ceptor Corporation, page F-38

1. We note that you originally purchased all the outstanding shares of Ceptor Corporation on January 27, 2004 and by December 31, 2004 you owned 34.3% of Ceptor Corporation. Please tell us what specific transaction occurred in 2004 that reduced your interest in Ceptor Corporation from 100% to 51.3% to 34.3%. In addition please tell us how you determined the equity method loss of $9.3 million. Tell us when you deconsolidated Ceptor and the date of each transaction in which your equity percentage changed. Also, please tell us why Note
4 to the March 31, 2005 Form 10-Q states that in December 2004 you owned 51.3%, which appears to conflict with disclosure in the 10-K that states you owned 34.3% in December 2004.
2. Please tell us why the results of operations and financial position of Trident have been provided. Clarify how Trident relates to Ceptor and why the information presented is consistent with the requirements of Rule 310 of Regulation S-B.

Form 8-K filed January 27, 2004

3. We note from your 8-K the Company intended to filed the audited financial statements of Ceptor pursuant to Rule 3-05 of Regulation S-
X. It appears that you have not filed the financial statements. Please tell us why you have not filed the financial statements.


*    *    *    *




      Please respond to the comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.








	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Joseph Roesler, Staff Accountant, at (202)
551-
3628 or Mary Mast, Senior Accountant, at (202) 551-3613 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

								Sincerely,


								For Jim B. Rosenberg
								Senior Assistant Chief
Accountant
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Dr. Pandey
Xechem, Inc.
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